SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A Listed Company
CNPJ/MF n.° 02.558.115/0001-21
NIRE n.° 4130001760-3

HELD ON APRIL 23, 2004
(prepared as a summary - art. 130, para. 1, of Law 6404/76)

1.

DATE, TIME, VENUE: April twenty-three, 2004, at 2:00 p.m., at TELE CELULAR SUL PARTICIPAÇÕES S.A. (“Company”) main office, located in the city of Curitiba, State of Paraná, at Rua Comendador Araújo, 299.

2.

CALL: Call notice published in Gazeta do Povo, on April 8, 9 and 10; in Valor Econômico, Gazeta Mercantil and Diário Oficial, on April 8, 12 and 13, 2004. The publication of the notices under article 133 of law 6404/76 was waived, in view of the publication of the notices and other financial statements in advance under para. 5 of said article, in Valor, Gazeta do Povo and Diário Oficial, on Feb/12/2004.

3.

PRESENT: Stockholders, regularly called, representing 65.91% of the voting capital stock, as evidenced by the signatures in the Stockholders Attendance Book. In attendance: Mr. Paulo Roberto Cruz Cozza, Chief Financial Officer and Director of Investor Relations; Mr. Walmir Urbano Késseli, member of the Company's Statutory Audit Committee and Mr. Marcos Antonio Quintanilha, representing independent auditors Ernest & Young Auditores Independentes.

4.	CHAIRED BY: Chair Mr. José Doroteu Fabro; Secretary: Mr. Fabiano Gallo.

5.

DECISIONS: Annual Stockholders Meeting. (i) The Directors' Report and the Company and consolidated financial statements for the year ended on December 31, 2003 were carried by the unanimous vote of the stockholders present, those legally disqualified having abstained from voting. (ii) The destination of the Net Income for the Year, amounting to one hundred twenty million, eight hundred one thousand, six hundred eighty-eight reals and forty-five cents (BRL 120,801,688.47) plus the realization of the Special Dividend Reserve amounting to eight million, six hundred fifty-five thousand, four hundred thirty-four reals and twenty-cents (BRL 8,655,434.29) as follows: a) five percent (5%) of the Net Income were destined to the statutory reserve, amounting to six million, forty thousand, eighty-four reals and forty-two cents (BRL 6,040,084.42), pursuant to article 193 of Law 6404/76; b) the amount of thirty-nine million, one hundred forty-five thousand, eight hundred thirty-five reals and fifty-nine cents (BRL 39,145,835.30) was destined to the payment of Dividends, including the net amount credited as Interest on Own Capital, thereby ensuring the payment to all stockholders of a dividend equivalent to three percent (3%) of the equity value of their shares, exceeding the mandatory dividend set forth in the Articles of Incorporation, with the following distribution: b.1) Common Stock: fourteen million, eighty-six thousand, eight hundred forty-nine reals and eight cents (BRL 14,086,849.08), net of Income Tax, corresponding to BRL 0.1047632277 per lot of 1,000 shares of stock; b.2) Preferred Stock: twenty-three million, two hundred fifty-eight thousand, nine hundred eighty-six reals and twenty-two cents (BRL 23,258,986.22), net of Income Tax, corresponding to 0.1047632277 per lot of 1,000 shares of stock; c) the balance of the Adjusted Net Income, amounting to eighty-four million, two hundred seventy-one thousand, two hundred three reals and four cents (BRL 84,271,203.04), was destined to the Surplus Reserve for Expansion, as provided as provided by law and hereinbelow, in order to expand the Company’s mobile telecommunications plant. The stockholding date for the purpose of dividends shall be April 23, 2004, and the date of interest on own capital shall be December 31, 2003; the payment of dividends and interest on own capital shall be June 22, 2004; (iii) The proposed Capital Budget was carried by unanimous vote, as provided in Law 6404/76 and the Articles of Incorporation, amounting to three hundred nine million, four hundred twenty-one thousand (BRL 309,421,000.00), destined to the expansion and modernization of the mobile telecommunications plant; (iv) The following persons were elected to the Board of Directors: Franco Bertone, an Italian electronic engineer, married, bearer of Italian passport B416551 and RNE V370138-U - Permanent Resident Visa - expiration Jul/07/2008, domiciled at Alameda Santos, 1940, 15° andar, cj. 152 (part) in the city of São Paulo, State of São Paulo; and Mario Cesar Pereira de Araujo, a Brazilian engineer, married, bearer of ID RG 02.158.026 SP/RJ and Individual Taxpayer ID CPF/MF 235.485.337-87, domiciled at Av. das Américas, 3434 - Bloco 1, 7° andar, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro, as Chairman of the Board. As to the the Director to be elected by minority common stockholders, the Chair asked the Secretary whether there were present at the Meeting minority common stockholders representing 15% of the voting stock, as determined in art. 141, para. 4, I, item “a” of Law 6404/76 to vote separately to elect a Director. After checking the Attendance Book, it was found that the minority common stockholders present represented only 13.4% of the voting stock. Therefore, and though the minority common stockholders did not make up a quorum to vote separately, the controlling stockholder, according to the corporate governance best practices, elected as Director Mr. Isaac Selim Sutton, a Brazilian economist, married, bearer of ID RG 7.386.118-2 SSP/SP and Individual Taxpayer ID CPF 047.010.738-80, residing and domiciled in the City of São Paulo, State of São Paulo, with office in the city of São Paulo, State of São Paulo, at Avenida Paulista, 2100, Cerqueira César, who had been previously appointed unanimously by the minority common stockholders present at the meeting. The stockholders who appointed the elected candidates represented they obtained from the latter the information that they are not legally prevented from being elected to and installed in the position of Director. The elected Directors shall hold office until the 2007 Annual Meeting. (v) The following persons were elected to the Statutory Audit Committee by separate vote, pursuant to para. 4, item “a”, art. 161 of Law 6404/76, by the preferred stockholders, the controlling stockholder having abstained from voting: Mr. José Antonio Machado, a Brazilian economist, married, bearer of Individual Taxpayer ID CPF 029.796.758-49 and ID RG 2415897-SSP/SP, domiciled at Rua Cardoso de Almeida, 977, apto. 122, Perdizes, São Paulo-SP, having as alternate Mr. Raimundo Maciel de Oliveira, a Brazilian economist, married, bearer of Individual Taxpayer ID CPF 316.379.908-63 and ID RG 1187771-SSP/PR, domiciled at Rua Aristides Athayde Junior, 673, apt 201, Bigorrilho, Curitiba-PR. Also by separate vote, the controlling stockholder having abstained from voting, the majority of the common stockholders representing more than 10% of the voting stock, were elected Mr. Antonio Abrahão Chalita, a Brazilian lawyer, married, Individual Taxpayer ID CPF 012.945.200-91 and ID RG 92080365, domiciled at Avenida Beira Mar, 3538, apt° 701 B, Grageru, Aracaju, Sergipe, having as alternate Mr. Luiz Roberto de Abreu Dias, a Brazilian economist, legally separated, Individual Taxpayer ID CPF 359.478.107-00 and ID RG 2673198 IFP/RJ, domiciled at Rua Pacheco Leão, 606, casa 5, Jardim Botânico, Rio de Janeiro-RJ. The controlling stockholder elected to the Statutory Audit Committee: Mr. Maílson Ferreira da Nóbrega, a Brazilian economist, married, bearer of ID 214.106 SSP/DF and Individual Taxpayer ID CPF 043.025.837-20, domiciled in São Paulo-SP, at Av. Estados Unidos, 498, having as alternate Mr. Gustavo Jorge Laboissiere Loyola, a Brazilian economist, married, bearer of ID RG 408.776 SSP/DF and Individual Taxpayer ID CPF 101.942.071-53, domiciled in São Paulo-SP, at Av. Estados Unidos, 498; Mr. Celso Clemente Giacometti, a Brazilian accountant and administrator, married, Individual Taxpayer ID CPF 029.303.408-78 and ID RG 3.179.758-SSP/SP, having as alternate Mr. José Antonio Ramos, a Portuguese administrator, married, bearer of RNE W498167-U SE/DPMAF/DPF and Individual Taxpayer ID CPF 368.135.678-53, residing and domiciled at Av. Macuco, 417, ap. 213, in the city of São Paulo-SP and Mr. Josino de Almeida Fonseca, a Brazilian civil engineer, married, ID RG 5492136 SSP/SP and Individual Taxpayer ID CPF 005.832.607-30, residing and domiciled at Rua Oscar Monteiro de Barros, 400, apt. 101, in the city of São Paulo-SP, having as alternate Mr. Antonio Barbosa Lemes Júnior, a Brazilian administrator, married, Individual Taxpayer ID CPF 094.617.609-49 and ID 682.483-8 PR, domiciled at Rua Rolf Mertenz, 385, Curitiba-PR. All members of the Statutory Audit Committee elected by this meeting will be installed within the time period set forth in art. 149 of the Brazilian Corporate Law., their term of office ending in the 2005 Annual Stockholders Meeting. The stockholders who appointed the elected candidates represented they obtained from the latter the information that they are not legally prevented from being elected to and installed in the position of Member of the Statutory Audit Committee. (vi) The one million, five hundred seventy-four thousand reals (BRL 1,574,000.00) remuneration of the Directors and Senior Management was passed by majority vote, plus a bonus according to the policy to be set forth by the Board of Directors, as well as the five hundred forty thousand reals (BRL 540,000.00) annual remuneration of the members of Statutory Audit Committee. Special Stockholders Meeting - Considering that only 65.91% of the voting capital were present, the Special Stockholders Meeting could not be held on first call, according to article 135 of Law 6404/76.

6.

CLOSING: There being no further businesses, the Chairman opened the floor to the attendees, who declined to take it. The Chairman then adjourned the meeting for the preparation of these minutes that, after read, are confirmed by the stockholders listed below. The publication of these minutes without the signatures of the stockholders, as provided in paragraph 2 of art. 130 of Law 6404/76 was allowed. I hereby certify that this is a true copy of the minutes recorded in the dedicated book.

Curitiba (PR), April 23, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: April 26, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer